FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

CBD Announces Third Quarter 2006 Results

São Paulo, Brazil, November 8, 2006 - Companhia Brasileira de Distribuição (CBD) – (BOVESPA: PCAR4; NYSE: CBD), announces its third quarter 2006 results. The Company’s operating and financial information, unless otherwise indicated, is presented on a consolidated basis and denominated in Reais, in accordance with the Brazilian Corporate Law. Comparisons in this document relate to 2005.

Highlights

Financial	Operating

Net sales totaled R$ 3,298.9 million in the 3Q06, a 2.5% increase year-over- year;
The Company will firmly maintain its competitive price strategy, which is aimed at increasing sales and market share gains, and will seek price competitiveness in the micro- markets in which the stores are located;

R$ 94.4 million provision in the present quarter - referring to the fine on the soybean transactions - negatively impacted quarterly results;

CBD expects to reach higher same store sales in the last quarter as the price strategy consolidates;

Pro forma gross margin (excluding the provision effect) reached 28.0% in the quarter, due to the increased competitiveness strategy of reducing prices;
Industry data indicate that CBD had market share gains in the period. Additionally, the number of customers in the Company’s stores increased;

Operating expenses as a percentage of net sales dropped from 21.3% in the 3Q05 to 20.9% in the 3Q06;	Sales of non-food products maintained substantial growth rates in the period (17.0%);

Pro forma EBITDA amounted to R$ 233.7 million in the quarter, with a 7.1% margin;
FIC (Financeira Itaú CBD) increased its customer portfolio, exceeding 5 million customers and having revenues increased by 40%, when comparing to the previous quarter. CBD expects FIC to reach its break- even in 2007.

Pro Forma Net Income totaled R$ 31.5 million.

Companhia Brasileira de Distribuição (CBD) is the largest Brazilian retailer, with 534 stores in 15 Brazilian states. It operates under three formats: supermarkets (Pão de Açúcar, CompreBem and Sendas), hypermarkets (Extra) and consumer electronics/home appliance stores (Extra-Eletro).

Sales Performance Total net sales increased by 2.5% in the quarter.

The Company’s gross sales amounted to R$3,914.6 million in the third quarter of 2006, a 1.3% increase compared to the previous year. Over the same period, the Company recorded net sales totaling R$3,298.9 million, a 2.5% growth as compared to 2005. Year to date, gross sales amounted to R$11,816.6 million, a 1.9% increase in relation to the first nine months of 2005, and net sales totaled R$9,937.2 million, a 3.1% growth year-over-year.

Note: ‘Same-store’ sales figures refer to only those stores that have been operational for at least 12 months.

Same store - Sales based on the ‘same store’ concept had a slightly positive performance in the third quarter, with a 0.2% growth (gross sales) and a 1.5% increase (net sales). This result was primarily due to the sales of non-food products, which, even after the World Cup, maintained substantial growth rates in the period (17.0%), with a special highlight to the consumer electronics category (especially IT products). Despite its still low share in the Company’s total sales, the e-commerce site (Extra.com) has also presented a substantial growth in the year. In addition, industry data indicate that CBD had market share gains in the period.

Food – Still under the impact of price deflation in relevant product categories (primarily perishable foods and commodities) and also affected by the price reduction, as a consequence of the strategy adopted by the Company, the sales of food products dropped 5.1% in the quarter. This situation affected CBD’s sales performance in July and August. However, in September, as a result of the price competitiveness strategy implemented over the last months, food sales began to increase in volume (primarily in grocery), when compared to the previous months. In addition, the number of customers in the Company’s stores increased.

Outlook – For the next months, the Company will firmly maintain its competitive price strategy, which is aimed at increasing sales and market share gains, and will seek price competitiveness in the micro-markets in which the stores are located. CBD still expects to reach higher sales based on the ‘same store’ concept in the last quarter as the price strategy consolidates.

Operating Performance Focus on price competitiveness and expense reductions.

CBD has achieved important results related to its expense reductions, low expense dilution notwithstanding. The gains obtained enabled the Company to expand the investment in higher price competitiveness when compared to 2005 and to the previous quarter, which will be fundamental to achieve future market share gains. In order to support the competitiveness strategy, the pursuit of lower expenses will continue over the next quarters.

On October 31, 2006, the Company chose to adhere to the state fiscal amnesty program governed by Law no. 12,399/06, ratified by the Governor of the State of São Paulo, who partly and considerably pardoned the collection of interest and fine in the payment of fiscal debts resulting from taxable events related to the value-added tax (ICMS), occurred up to December 31, 2005. Thus, the Company paid the total debt related to tax assessments by transactions of purchase, industrialization and sales for exports of soybean and soybean byproducts (as per note disclosed in the Quarterly Information – ITR – of September 2005) on October 31, 2006, which after the 90% reduction ratified in the amount of fines and 50% in the amount of interest, totaled R$96.8 million.

Meeting the requirements of NPC 10 – Subsequent Events to the Balance Sheet Date and CVM Resolution no. 505 as of June 19, 2006, the Company accounted, on September 30, 2006, the full payment made on October 31, 2006.

In accordance with the methodical interpretation of the sole paragraph of article 1 of Law 12,399/06, mentioned above, the taxpayer’s adhesion to said amnesty does not imply waiver of right and therefore, it may not be used as a justification or foundation for questioning any other legal requirement.

Therefore, the total effect of the provision negatively impacted results in R$96.8 million, of which R$2.4 million had already been provisioned in the previous quarter and R$ 94.4 million had impact in 3Q06. Of this total, R$51.9 million had an impact on the Cost of Goods Sold (COGS) and R$42.4 million affected the financial expenses (portion related to fines and interest). The effect net of tax income in net income was R$74.9 million in the quarter, as shown in the table below:

Income Statement - Pro forma reconciliation (thousand R$)

	3rd Quarter			9 Months

	Reported		Pro Forma	Reported		Pro Forma

		Provision			Provision
	2006	Adjustment	2006	2006	Adjustment	2006

Gross Sales Revenue	3,914,612		3,914,612	11,816,641		11,816,641
Net Sales Revenue	3,298,910		3,298,910	9,937,172		9,937,172
Cost of Goods Sold	(2,426,118)	51,938	(2,374,180)	(7,110,446)	51,938	(7,058,508)
Gross Profit	872,792		924,730	2,826,726		2,878,664
Total Operating Expenses	(691,028)		(691,028)	(2,105,624)		(2,105,624)
depreciation, amortization-EBITDA	181,764		233,702	721,102		773,040
-EBIT	45,963		97,901	332,968		384,906
Net Financial Income (Expense)	(79,137)	42,426	(36,711)	(203,985)	42,426	(161,560)
Income Before Income Tax	(86,132)		8,232	810		95,173
Income Tax	21,533	(19,509)	2,024	(746)	(19,509)	(20,255)
Net Income	(43,369)	74,855	31,486	57,803	74,855	132,658
Net Income per 1,000 shares	-0.38		0.28	0.51		1.17

% de Vendas Líquidas	3Q06		3Q06	9M06		9M06

Gross Profit	26.5%		28.0%	28.4%		29.0%
Total Operating Expenses	-20.9%		-20.9%	-21.2%		-21.2%
EBITDA	5.5%		7.1%	7.3%		7.8%
EBIT	1.4%		3.0%	3.4%		3.9%
Net Financial Income (Expense)	-2.4%		-1.1%	-2.1%		-1.6%
Income Before Income Tax	-2.6%		0.3%	0.0%		1.0%
Income Tax	0.7%		0.1%	0.0%		-0.2%
Net Income	-1.3%		1.0%	0.6%		1.3%

The following comments were prepared to reflect the Company’s operating performance as well as its results in the quarter and therefore do not take into account the provision adjustment shown above, since it represents a nonrecurring item that affected the results in the period. Full pro forma income statement is presented in the table on page 10.

A 28.0% pro forma gross margin in the quarter Price reduction strategy contributed to this performance

Pro forma gross income totaled R$924.7 million in the quarter, with a 28.0% gross margin, 240 basis points lower than the 30.4% reported over the same period of the previous year. This performance was the result of the price reduction strategy adopted since June, i.e., gross margin was affected only during one month of last quarter while it was impacted during all months of the third quarter due to the increased competitiveness.

CBD continued its product price revision process aimed at reducing discrepancies compared to its main competitors and enhancing the price perception/image of some highly representative items in the consumers’ cart. In addition, CBD adopted a more aggressive price reduction strategy for the traffic-generating products. This strategy brought about substantial results. Based on this strategy, the Company expects to present higher sales levels over the next months which, together with expense reductions, will offset the investment in prices.

The increase of sales based on the ‘same store’ concept, coupled with the higher market share (based on data recently published by the competition) at the end of the quarter, indicates that the competitiveness strategy is on the right track.

Operating Expenses Operating expenses level is lower than in the previous year, despite weak sales and nonrecurring expenses.

Operating expenses amounted to R$691.0 million in the quarter, only a 1.0% growth as compared to the previous year. As a percentage of net sales, expenses amounted to 20.9%, lower than in the same period of the previous year (21.3%) . This is a significant performance, since it was achieved despite a series of negative events, such as (i) current sales with low dilution, (ii) nonrecurring expenses, which had a negative impact on the quarter (R$11.5 million), (iii) increases in the main expense accounts, such as utilities and personnel, (iv) additional lease expenses of the 60 stores that were not reflected in the previous year (R$27.7 million).

Nonrecurring expenses had a R$6.9 million impact on general and administrative expenses in the quarter. Net of this effect, nominal expenses would have been lower than in the previous year, as well as the expenses as a percentage of net sales, which would have been 3.3% (as compared to 3.5% in the previous year).

The highlight was selling expenses, which, despite nonrecurring expenses totaling R$4.6 million, increased only 0.6% in relation to the previous year and 17.4% on the sales in the quarter (as compared to 17.7% in the same quarter of 2005). Net of nonrecurring expenditures, selling expenses as a net sales percentage would have been 17.2% .

Pro Forma EBITDA Margin was 7.1% Price competitiveness strategy and nonrecurring expenses affected EBITDA in the period

Pro forma EBITDA for the quarter totaled R$233.7 million, with a 7.1% margin – which corresponds to a 20.4% drop in relation to the same period of 2005. This result was highly influenced by the Company’s price competitiveness strategy and, as a result, by the 240 basis points reduction in the period pro forma gross margin. In addition, sales for the quarter were weakened and impacted by price decreases and did not contribute to a higher dilution of expenses.

Net of nonrecurring expenses and additional lease expenses of the 60 stores (which were not reflected in the previous year), EBITDA margin would have presented a 7.0% drop compared to the previous year, with an 8.3% EBITDA margin (9.1% over the same period of 2005).

Pro Forma Financial Income Lower interest rates had a positive impact

The pro-forma net financial income was negative by R$36.7 million in the quarter, an improvement compared to the R$60.4 million negative financial income in the same period of previous year.

Financial expenses decreased from R$185.7 million in previous year to R$116.5 million this year, basically due to the decrease in nominal interest rates. As an example, the accumulated Interbank Deposit Certificate (CDI) variation decreased from 4.53% in 3Q05 to 3.51% in 3Q06.

Although net banking debt showed a R$48.9 million growth year over year, the impact of interest rates decrease is most significant.

Gross bank indebtedness decreased by R$142.9 million, reaching R$1,947.7 million, whereas cash position decreased by R$191.8 million (amounting to R$1,409.7 million). The same positive impact occurred in the adjustments of tax contingencies and payment in installments, representing about 20% of the total financial expenses.

Total financial revenues decreased from R$125.3 million in 2005 to R$79.7 million in 2006. Besides the decrease of financial investment revenues due to the decline in interest rates, the promotional environment of credit sales continued to decrease the revenues with charges in installment sales.

The Company believes its current financial leverage is still low. EBITDA for the first nine months of the year was equivalent to 4.8 times net financial expenses. Net debt with banks was equivalent to 0.50 of EBITDA accumulated in the last four quarters.

Equity Income Equity income is negative, but within the expected.

FIC (Financeira Itaú CBD), a company that offers financial products and services to CBD’s customers, increased its customer portfolio in the quarter exceeding 5 million customers, with the following highlights: (i) over 617,000 credit card customers between general credit cards and exclusive store cards; (ii) 50,000 customers of the new personal loan product; (iii) 103,000 new credit plan contracts; and (iv) 108,000 new extended warranty contracts.

In order to reach this growth and prepare the ground for better results, the Company carried out a prepayment of expenses (infrastructure and development of products), with impact on the third quarter result, which was a negative R$15.0 million for CBD. Net of this effect, the result arising from FIC this quarter would have been slightly lower than the R$12.2 million obtained of the second quarter.

Revenues continue to follow a growth trend, having increased 40% in relation to the previous quarter. Default still remains high, although in line with the growth of the portfolio, presenting signs of improvement, which should become apparent as from the last quarter of this year.

At the end of the period, receivables amounted to R$788 million through the products sold in the Company’s 330 stores.

In line with the business development, we expect negative results to be reduced and break-even point to be achieved by FIC in 2007.

Non-Operating Income Closing of stores and write-off of assets affect the results.

Net non-operating income for the quarter was a negative R$12.6 million. This result was primarily due to the write-off of assets of closed stores (R$4.4 million) and to the write-off of non-operating assets (R$6.0 million).

Minority Interest: Sendas Distribuidora Gross margin remains on the same level of 2Q06

Sendas Distribuidora’s gross sales represented 19.2% of CBD’s total sales and totaled R$753.3 million in the quarter. Net sales amounted to R$652.9 million.

Following the strategy of higher competitiveness that CBD has adopted since the last quarter, Sendas Distribuidora’s gross margin totaled 25.3%, virtually the same level in relation to the previous quarter and 300 basis points lower than the gross margin of the 3Q05.

Even though impacted by nonrecurring expenditures amounting to R$1.5 million in the period, operating expenses were 6.2% lower than in the same quarter of the previous year. In addition, sales have not yet shown a reaction so as to allow a higher dilution of the expenses of the quarter. As a result, EBITDA margin for the period was 1.7% (or 2.0% net of nonrecurring effects), lower than the 5.1% of the third quarter of 2005, due to the lower gross margin for the period.

Financial income was a negative R$36.9 million, which had a strong influence on the results of Sendas Distribuidora. Net income for the quarter was a negative R$42.2 million, generating a minority interest income for CBD amounting to R$24.2 million (R$15.9 million in the third quarter of 2005).

Pro Forma Net Income Net income for the quarter strongly influenced by higher competitiveness and nonrecurring expenses.

Pro forma net income for the quarter amounted to R$31.5 million, a 55.2% decrease in relation to the same period of 2005. This reduction was primarily due to a lower gross margin, which was a result of the price competitiveness strategy (lower by 240 basis points), by nonrecurring expenses, related to restructuring expenditures, in the amount of R$11.5 million as well as by a non-operating income totaling R$12.6 million.

The Company reported a net loss in the quarter amounting to R$43.4 million, negatively impacted by the provision previously mentioned (please refer to comments in “Operating Performance” – page 2). Accumulated net income in the first nine months totaled R$57.8 million.

Investments Amount allocated in the quarter totaled R$226.9 million.

Investments for the period amounted to R$226.9 million, as compared to R$267.5 million in the third quarter of 2005, and were primarily directed to the construction of new stores to be opened in the fourth quarter, the opening of stores and the renovation of stores. In the first nine months of 2006, investments amounted to R$520.5 million, as compared to R$601.6 million in the previous year.

Third quarter highlights were:

- Opening of one Pão de Açúcar store in Piauí and one CompreBem store in São Paulo;
- Construction of 14 stores: four Extra hypermarkets (one in Brasília, one in Recife and two in São Paulo), eight CompreBem supermarkets (seven in São Paulo and one in Rio de Janeiro) and two Pão de Açúcar supermarkets (in São Paulo), all to be opened in the fourth quarter of 2006;
- Opening of two gas stations and one drugstore;
- Renovation of stores;

- Acquisition of land that will be used to build new stores;
- Investments in IT and logistics.

The information in the following tables was not reviewed by the independent auditors.

Pro Forma
Consolidated Income Statement - Corporate Law Method (thousand R$)

	3rd Quarter			9 Months

	2006	2005	%	2006	2005	%

Gross Sales Revenue	3,914,612	3,863,972	1.3%	11,816,641	11,598,884	1.9%
Net Sales Revenue	3,298,910	3,217,177	2.5%	9,937,172	9,640,410	3.1%
Cost of Goods Sold	(2,374,180)	(2,239,459)	6.0%	(7,058,508)	(6,755,453)	4.5%
Gross Profit	924,730	977,718	-5.4%	2,878,664	2,884,957	-0.2%
Operating (Expenses) Income
Selling	(573,643)	(570,457)	0.6%	(1,753,193)	(1,679,914)	4.4%
General and Administrative	(117,385)	(113,806)	3.1%	(352,431)	(347,819)	1.3%
Total Operating Expenses	(691,028)	(684,263)	1.0%	(2,105,624)	(2,027,733)	3.8%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	233,702	293,455	-20.4%	773,040	857,224	-9.8%
Depreciation and Amortization	(135,801)	(135,416)	0.3%	(388,134)	(386,636)	0.4%
Earnings before interest and taxes
-EBIT	97,901	158,039	-38.1%	384,906	470,588	-18.2%
Taxes and Charges	(25,348)	(18,427)	37.6%	(63,493)	(53,901)	17.8%
Financial Income	79,742	125,338	-36.4%	276,173	343,047	-19.5%
Financial Expenses	(116,453)	(185,705)	-37.3%	(437,732)	(534,998)	-18.2%
Net Financial Income (Expense)	(36,711)	(60,367)	-39.2%	(161,559)	(191,951)	-15.8%
Equity Income/Loss	(14,963)	(6,444)		(41,895)	(12,189)
Operating Result	20,879	72,801	-71.3%	117,959	212,547	-44.5%
Non-Operating Result	(12,647)	1,752		(22,785)	(5,792)
Income Before Income Tax	8,232	74,553	-89.0%	95,174	206,755	-54.0%
Income Tax	2,024	(17,647)		(20,255)	(52,400)
Income Before Minority Interest	10,256	56,906	-82.0%	74,919	154,355	-51.5%
Minority Interest	24,230	15,896		66,739	43,837
Income Before Profit Sharing	34,486	72,802	-52.6%	141,658	198,192	-28.5%
Employees' Profit Sharing	(3,000)	(2,500)		(9,000)	(6,000)
Net Income	31,486	70,302	-55.2%	132,658	192,192	-31.0%
Net Income per 1,000 shares	0.28	0.62	-55.3%	1.17	1.69	-31.1%
No of shares (in thousand)	113,771,378	113,522,239		113,771,378	113,522,239

% of Net Sales	3Q06	3Q05	9M/06	9M/05

Gross Profit	28.0%	30.4%	29.0%	29.9%
Total Operating Expenses	-20.9%	-21.3%	-21.2%	-21.0%
Selling	-17.4%	-17.7%	-17.6%	-17.4%
General and Administrative	-3.6%	-3.5%	-3.5%	-3.6%
EBITDA	7.1%	9.1%	7.8%	8.9%
Depreciation and Amortization	-4.1%	-4.2%	-3.9%	-4.0%
EBIT	3.0%	4.9%	3.9%	4.9%
Taxes and Charges	-0.8%	-0.6%	-0.6%	-0.6%
Net Financial Income (Expense)	-1.1%	-1.9%	-1.6%	-2.0%
Non-Operating Result	-0.4%	0.1%	-0.2%	-0.1%
Income Before Income Tax	0.3%	2.3%	1.0%	2.1%
Income Tax	0.1%	-0.6%	-0.2%	-0.5%
Minority Interest/Employees' Profit	0.6%	0.4%	0.6%	0.4%
Net Income	1.0%	2.2%	1.3%	2.0%

Consolidated Income Statement - Corporate Law Method (thousand R$)

	3rd Quarter			9 Months

	2006	2005	%	2006	2005	%

Gross Sales Revenue	3,914,612	3,863,972	1.3%	11,816,641	11,598,884	1.9%
Net Sales Revenue	3,298,910	3,217,177	2.5%	9,937,172	9,640,410	3.1%
Cost of Goods Sold	(2,426,118)	(2,239,459)	8.3%	(7,110,446)	(6,755,453)	5.3%
Gross Profit	872,792	977,718	-10.7%	2,826,726	2,884,957	-2.0%
Operating (Expenses) Income
Selling	(573,643)	(570,457)	0.6%	(1,753,193)	(1,679,914)	4.4%
General and Administrative	(117,385)	(113,806)	3.1%	(352,431)	(347,819)	1.3%
Total Operating Expenses	(691,028)	(684,263)	1.0%	(2,105,624)	(2,027,733)	3.8%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	181,764	293,455	-38.1%	721,102	857,224	-15.9%
Depreciation and Amortization	(135,801)	(135,416)	0.3%	(388,134)	(386,636)	0.4%
Earnings before interest and taxes
-EBIT	45,963	158,039	-70.9%	332,968	470,588	-29.2%
Taxes and Charges	(25,348)	(18,427)	37.6%	(63,493)	(53,901)	17.8%
Financial Income	79,742	125,338	-36.4%	276,173	343,047	-19.5%
Financial Expenses	(158,879)	(185,705)	-14.4%	(480,158)	(534,998)	-10.3%
Net Financial Income (Expense)	(79,137)	(60,367)	31.1%	(203,985)	(191,951)	6.3%
Equity Income/Loss	(14,963)	(6,444)		(41,895)	(12,189)
Operating Result	(73,485)	72,801	-200.9%	23,595	212,547	-88.9%
Non-Operating Result	(12,647)	1,752		(22,785)	(5,792)
Income Before Income Tax	(86,132)	74,553	-215.5%	810	206,755	-99.6%
Income Tax	21,533	(17,647)		(746)	(52,400)
Income Before Minority Interest	(64,599)	56,906	-213.5%	64	154,355	-100.0%
Minority Interest	24,230	15,896		66,739	43,837
Income Before Profit Sharing	(40,369)	72,802	-155.5%	66,803	198,192	-66.3%
Employees' Profit Sharing	(3,000)	(2,500)		(9,000)	(6,000)
Net Income	(43,369)	70,302	-161.7%	57,803	192,192	-69.9%
Net Income per 1,000 shares	-0.38	0.62	-161.6%	0.51	1.69	-70.0%
No of shares (in thousand)	113,771,378	113,522,239		113,771,378	113,522,239

% of Net Sales	3Q06	3Q05	9M/06	9M/05

Gross Profit	26.5%	30.4%	28.4%	29.9%
Total Operating Expenses	-20.9%	-21.3%	-21.2%	-21.0%
Selling	-17.4%	-17.7%	-17.6%	-17.4%
General and Administrative	-3.6%	-3.5%	-3.5%	-3.6%
EBITDA	5.5%	9.1%	7.3%	8.9%
Depreciation and Amortization	-4.1%	-4.2%	-3.9%	-4.0%
EBIT	1.4%	4.9%	3.4%	4.9%
Taxes and Charges	-0.8%	-0.6%	-0.6%	-0.6%
Net Financial Income (Expense)	-2.4%	-1.9%	-2.1%	-2.0%
Non-Operating Result	-0.4%	0.1%	-0.2%	-0.1%
Income Before Income Tax	-2.6%	2.3%	0.0%	2.1%
Income Tax	0.7%	-0.6%	0.0%	-0.5%
Minority Interest/Employees' Profit	0.6%	0.4%	0.6%	0.4%
Net Income	-1.3%	2.2%	0.6%	2.0%

Consolidated Balance Sheet - Corporate Law Method (thousand R$)

ASSETS	3rd Quarter/06	2nd Quarter/06

Current Assets	4,378,211	4,296,293
Cash and Banks	109,172	74,783
Short-Term Investments	1,300,551	1,305,637
Credit	159,874	152,915
Installment Sales	146	508
Post-Dated Checks	11,606	8,885
Credit Cards	129,234	133,266
Tickets, vouchers and others	27,302	15,952
Allowance for Doubtful Accounts	(8,414)	(5,696)
Account recevaible from vendors	238,934	204,345
Receivables Securitization Fund	757,214	722,023
Inventories	1,097,147	1,129,531
Taxes recoverable	488,388	460,975
Advances to suppliers and employees	45,565	41,864
Others	181,366	204,220
Long-Term Assets	1,076,855	1,005,440
Accounts Receivable	331,334	326,140
Deferred Income Tax	471,793	395,688
Deposits for Legal Appeals	243,169	248,704
Others	30,559	34,908
Permanent Assets	5,148,093	5,068,245
Investments	196,546	200,603
Property, Plant and Equipment	4,058,688	3,939,456
Deferred Charges	892,859	928,186

TOTAL ASSETS	10,603,159	10,369,978

LIABILITIES	3rd Quarter/06	2nd Quarter/06

Current Liabilities	2,658,316	2,213,103
Suppliers	1,370,332	1,250,622
Financing	696,019	433,942
Real State Financing	36,991	60,567
Debentures	1	15,066
Salaries and Payroll Charges	207,401	165,827
Taxes and Social Contributions	84,542	81,351
Proposed Dividends	-	-
Others	263,030	205,728
Long-Term Liabilities	3,406,807	3,551,241
Financing	850,209	1,017,305
Recallable Fund Quotas (FIDC)	639,953	686,030
Debentures	401,490	401,490
Taxes in Installments	296,208	299,754
Provision for Contingencies	1,190,061	1,146,662
Others	28,886

Minority Interests	220,649	244,878

Shareholder's Equity	4,317,387	4,360,756
Capital	3,954,629	3,954,629
Capital Reserves	362,758	406,127

TOTAL LIABILITIES	10,603,159	10,369,978

Consolidated Cash Flows - Corporate Law Method (thousand R$)

	September 30th

Cash flow from operating activities	2006	2005

Net income for the year	57,803	192,202
Adjustment to reconcile net income
Deferred income tax	(82,017)	(44,928)
Residual value of permanent asset disposals	29,625	6,770
Net gains from shareholding dilution	(28,173)	-
Depreciation and amortization	388,134	386,626
Interest and monetary variations, net of payments	166,974	9,693
Equity results	41,895	12,189
Provision for contingencies	54,507	37,041
Minoritary interest	(66,739)	(43,837)

	562,009	555,756

(Increase) decrease in assets
Trade accounts receivable	266,908	280,339
Advances to suppliers and employees	(9,753)	(10,386)
Inventories	18,139	(23,623)
Taxes recoverable	(3,569)	57,926
Others assets	(40,985)	45,391
Related parties	(19,274)	(6,429)
Judicial Deposits	(6,198)	(33,905)

	205,268	309,313

Increase (decrease) in liabilities
Suppliers	(283,902)	(369,135)
Salaries and payroll charges	49,762	31,729
Taxes and social contributions payable	(60,569)	(21,334)
Others accounts payable	116,634	88,396

	(178,075)	(270,344)

Net cash flow generated by operating activities	589,202	594,725

	September 30th

	2006	2005

Net cash from investing activities
Acquisition of companies	(24,600)	(19,037)
Acquisition of property and equipment	(501,229)	(599,274)
Increase in deferred charges	(18,252)	(51,177)
Property and equipment sales		1,029,000
		8,000

Net cash flow used in investing activities	(544,081)	367,512

Cash Flow from Financing Activities
Capital Increase	7,212
Financing
Funding and Re-Financing	129,275	834,568
Payments	(420,669)	(1,285,714)
Dividend payments	(62,053)	89,059

Net cash flow generation (expenditure) in financing activities	(346,235)	(362,087)

Net decrease in cash and cash equivalents	(301,114)	422,032

Cash and cash equivalents at end of the period	1,409,723	1,601,502
Cash and cash equivalents at beginning of the period	1,710,837	1,179,470

Changes in cash and cash equivalents	(301,114)	422,032

Cash flow suplemental information
Interest paid on loans and financings	215,843	484,597

Net Sales per Format (R$ thousand)

1st Half	2006	%	2005	%	Chg.(%)

Pão de Açúcar	1,507,923	22.7%	1,643,721	25.5%	-8.3%
Extra	3,332,270	50.2%	3,079,983	48.0%	8.2%
CompreBem	1,092,673	16.5%	1,052,849	16.4%	3.8%
Extra Eletro	127,924	1.9%	102,795	1.6%	24.4%
Sendas*	577,472	8.7%	543,885	8.5%	6.2%

CBD	6,638,262	100.0%	6,423,233	100.0%	3.3%

3rd Quarter	2006	%	2005	%	Chg.(%)

Pão de Açúcar	731,907	22.2%	785,881	24.4%	-6.9%
Extra	1,669,056	50.6%	1,528,672	47.6%	9.2%
CompreBem	541,896	16.4%	530,021	16.5%	2.2%
Extra Eletro	72,954	2.2%	53,047	1.6%	37.5%
Sendas*	283,097	8.6%	319,556	9.9%	-11.4%

CBD	3,298,910	100.0%	3,217,177	100.0%	2.5%

9 Months	2006	%	2005	%	Chg.(%)

Pão de Açúcar	2,239,830	22.5%	2,429,602	25.2%	-7.8%
Extra	5,001,326	50.3%	4,608,655	47.8%	8.5%
CompreBem	1,634,569	16.4%	1,582,870	16.4%	3.3%
Extra Eletro	200,878	2.0%	155,842	1.6%	28.9%
Sendas*	860,569	8.7%	863,441	9.0%	-0.3%

CBD	9,937,172	100.0%	9,640,410	100.0%	3.1%

*Sales growth in Pão de Açúcar format were affected by the stores closing and by the conversion of stores to CompreBem format between 2005 and 2006.
** Sendas banner which is part of Sendas Distribuidora S/A

Gross Sales per Format (R$ thousand)

1st Half	2006	%	2005	%	Chg.(%)

Pão de Açúcar*	1,811,534	22.9%	1,991,069	25.7%	-9.0%
Extra	3,979,026	50.4%	3,725,817	48.2%	6.8%
CompreBem	1,290,444	16.3%	1,256,078	16.2%	2.7%
Extra Eletro	164,195	2.1%	136,214	1.8%	20.5%
Sendas**	656,830	8.3%	625,734	8.1%	5.0%

CBD	7,902,029	100.0%	7,734,912	100.0%	2.2%

3rd Quarter	2006	%	2005	%	Chg.(%)

Pão de Açúcar*	873,692	22.3%	955,383	24.7%	-8.6%
Extra	1,984,225	50.6%	1,840,027	47.6%	7.8%
CompreBem	641,247	16.4%	633,442	16.4%	1.2%
Extra Eletro	92,241	2.4%	68,765	1.8%	34.1%
Sendas**	323,207	8.3%	366,355	9.5%	-11.8%

CBD	3,914,612	100.0%	3,863,972	100.0%	1.3%

9 Months	2006	%	2005	%	Chg.(%)

Pão de Açúcar*	2,685,226	22.7%	2,946,452	25.4%	-8.9%
Extra	5,963,251	50.5%	5,565,844	48.0%	7.1%
CompreBem	1,931,691	16.3%	1,889,520	16.2%	2.2%
Extra Eletro	256,436	2.2%	204,979	1.8%	25.1%
Sendas**	980,037	8.3%	992,089	8.6%	-1.2%

CBD	11,816,641	100.0%	11,598,884	100.0%	1.9%

*Sales growth in Pão de Açúcar format were affected by the closing of 21 stores and by the conversion of 14 stores to CompreBem format between 2005 and 2006.
** Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

		2006			2005

	1st Half	3rd Q	9 Months	1st Half	3rd Q	9 Months

Cash	49.4%	49.2%	49.3%	51.2%	50.0%	50.8%
Credit Card	38.6%	38.6%	38.6%	36.5%	37.6%	36.8%
Food Voucher	7.8%	8.3%	8.0%	7.4%	7.5%	7.5%
Credit	4.2%	3.9%	4.1%	4.9%	4.9%	4.9%
Post-dated Checks	2.2%	2.0%	2.2%	3.1%	2.9%	3.0%
Installment Sales	2.0%	1.9%	1.9%	1.8%	2.0%	1.9%

Stores by Format

	Pão de		Extra-				Sales	Number of
	Açúcar	Extra	Eletro	CompreBem	Sendas	CBD	Area (m2)	Employees

12/31/2005	185	79	50	176	66	556	1,206,254	62,803

Opened		1				1
Closed	(15)			(3)	(3)	(21)
Converted	(2)			2		-

6/30/2006	168	80	50	175	63	536	1,181,516	60,618

Opened	1			1		2
Closed	(4)					(4)
Converted						-

9/30/2006	165	80	50	176	63	534	1,176,439	61,136

3Q06 Results Conference Call Thursday, November 9, 2006

Conference call in Portuguese with simultaneous interpretation into English:

11:00 AM (Brasília); 8:00 AM (ET USA); 1:00 PM (GMT)

:: Opening ::

Abílio Diniz – Chairman of the Board of Directors

Cássio Casseb – CEO

:: Participants ::

Enéas Pestana - CFO

Hugo Bethlem – Executive Officer of CompreBem and Sendas Supermarkets

Daniela Sabbag – Investor Relations Officer

For the conference call in Portuguese (audio in Portuguese, with participation in the Q&A via questions in Portuguese), please call a few minutes prior to the beginning of the conference to (+1 973) 935 8758, Code: 8046445.

Webcast available through the website www.cbd-ri.com.br/eng. A replay will be also available after the end of the conference call by calling (+1 973) 341 3080, Code: 8046445.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	MZ Consult

Daniela Sabbag	Tereza Kaneta
Investor Relations Officer	Phone: 55 (11) 3186-3772
Phone: +55 (11) 3886 0421 Fax: +55 (11) 3884 2677	E-mail: tereza.kaneta@mz-ir.com
Email: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br

Statements included in this report regarding the Company’s business outlook, the previews on operating and financial results and referring to the Company’s growth potential are merely projections and were based on the Management’s expectations regarding the Company’s future. These projections are highly dependent on market changes, the performance of Brazilian economy, the industry and international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 17, 2006	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.